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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                Amendment No. 1
                                       to
                                 SCHEDULE 14D-9

                               ----------------

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                    PLATINUM technology International, inc.
                           (Name of Subject Company)

                    PLATINUM technology International, inc.
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.001 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   72764T101
                     (CUSIP Number of Class of Securities)

                              ANDREW J. FILIPOWSKI
                     President and Chief Executive Officer
                             1815 South Meyers Road
                        Oakbrook Terrace, Illinois 60181
                                 (630) 620-5000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With a copy to:
                                 ARTHUR W. HAHN
                                MATTHEW S. BROWN
                             Katten Muchin & Zavis
                                   Suite 1600
                             525 West Monroe Street
                          Chicago, Illinois 60661-3693
                                 (312) 902-5200

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                                 INTRODUCTION

   PLATINUM technology International, inc. ("PLATINUM") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9"), with respect to the tender offer made by HardMetal, Inc., a wholly-owned subsidiary of Computer Associates International, Inc., for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

Item 9. Materials to be Filed as Exhibits.

   Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

   Exhibit 12 Annex III to the Merger Agreement


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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     PLATINUM technology, International, inc.

                                     By: /s/ Andrew J. Filipowski
                                     Name: Andrew J. Filipowski
                                     Title: President, Chairman and Chief
                                      Executive Officer

Dated: April 13, 1999

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                                 EXHIBIT INDEX

   Except as noted below, the following Exhibits have been previously filed in connection with this Schedule 14D-9.

  Exhibit
  Number   Description
  -------  -----------
  1        Merger Agreement

  2        Agreement, dated March 29, 1999, among HardMetal, Inc., Andrew
           J. Filipowski, Paul L. Humenansky and Michael Cullinane, granting certain option and proxy rights.

  3        Consulting and Non-Competition Agreement, dated March 29,
           1999, between the Company and Andrew J. Filipowski.

  4        Consulting and Non-Competition Agreement, dated March 29,
           1999, between the Company and Michael Cullinane.

  5        Consulting and Non-Competition Agreement, dated March 29,
           1999, between the Company and Paul L. Humenansky.

  6        Rights Agreement Amendment

  7        Opinion of Credit Suisse First Boston Corporation, dated March
           28, 1999 (Attached to Schedule 14D-9 mailed to stockholders as Annex B)

  8        Consent of Credit Suisse First Boston Corporation

  9        Press Release of the Company and Computer Associates, issued
           March 29, 1999

 10        Confidentiality Agreement dated March 24, 1999 between
           Computer Associates and the Company

 11 Letter dated April 5, 1999 from Andrew J. Filipowski to the stockholders of the Company (Included with Schedule 14D-9 mailed to stockholders)

 12        Annex III to the Merger Agreement*

--------
*  Filed herewith

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

                                                                 Exhibit No. 12
                                                                      ANNEX III

                                 Escrow Terms

   Funds to be escrowed pursuant to Section 7.1(e)(iv)(B) on the following terms:

                        One of Chase Manhattan Bank, Bank of America or Credit Suisse
Escrow Agent            selected by Parent

Escrowed Funds          Amount equal to the aggregate purchase price for the number of shares representing the Minimum Condition

Investment of Escrowed  Parent can direct the investment of the funds in high quality
Funds                   government and corporate bonds

Release of Escrowed     Escrowed Funds released on the earlier to occur of
 Funds

                  .resolution of DOJ objections by agreement or consent decree and either:

                    (i) satisfaction of all other conditions as set forth in
                        Annex I, in which case the escrowed amount (to the extent required) will be paid to the Depositary for exchange of shares upon acceptance of tendered shares, or

                    (ii) failure to satisfy all other conditions as set forth
                         in Annex I within 30 days of the later to occur of
                         (i) such resolution and (ii) the satisfaction of all conditions under such agreement or consent decree required thereby to be satisfied prior to consummation of the Offer, in which case the escrowed amount will be returned to Parent

                  . termination of the Merger Agreement in accordance with its terms, in which case the escrowed amount will be returned to Parent

Escrow Agreement  Standard terms, between Parent, the Company and Escrow Agent

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